SEC(14045212 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 1 - 2014
Washington DC
404

SEC FILE NUMBER
8- 65943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2013 (MM/DD/YY) AND ENDING 01/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIER SECURITIES OF AMERICA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4411 SUWANEE DAM ROAD, SUITE 710
(No. and Street)

SUWANEE	GEORGIA	30024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN G. EARLY — 770-271-0443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	Georgia	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/10/14

4/10/14

OATH OR AFFIRMATION

I, Steven G. Early, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Premier Securities of America, Inc., as of January 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, FCNOP

Title

Notary Public

KELLY L MARTIN NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES OCTOBER 20, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on internal accounting structure required by SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIER SECURITIES OF AMERICA, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS
AND SUPPLIMENTAL INFORMATION

FOR THE YEAR ENDED
JANUARY 31, 2014

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Premier Securities of America, Inc.
Suwanee, Georgia

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Premier Securities of America, Inc. (a Georgia Corporation) as of January 31, 2014 and the related Statements of Operations, Changes in Shareholder's Equity and Cash Flows for the year then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

goldman & COMPANY, CPAS
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Securities of America, Inc. as of January 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
March 21, 2014

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		January 31, 2014
ASSETS		
Cash & Cash Equivalents	$	106,810
Prepaid Expenses		845
Other Current Assets		645
Deferred Tax Asset (Note 2)		2,534
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $51,725		-
TOTAL ASSETS		110,834
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued Expenses		2,000
TOTAL LIABILITIES	$	2,000

The Accompanying Notes are an Integral Part of these Financial Statements

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION

Continued

		January 31, 2014
STOCKHOLDER'S EQUITY		
Common Stock, par value $.01 per share, 25,000 shares authorized, 10,000 shares issued and outstanding	$	100
Additional Paid-In Capital		145,625
Retained Earnings		(36,891)
TOTAL STOCKHOLDER'S EQUITY		108,834
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	110,834

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 2014

Exhibit B

REVENUE		
Commissions	$	21,120
Interest Income		51
Total Revenue		21,171
COSTS AND EXPENSES		
Employee Compensation & Benefits		5,949
Other Expenses		11,849
Total Costs and Expenses		17,798
Income before Income Tax Provision		3,373
Income Tax Expense (Note 2)		609
NET INCOME	$	2,764

The Accompanying Notes are an Integral Part of these Financial Statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE - January 31, 2013	1,000	$ 100	$ 145,625	$ (39,655)	$ 106,070
2013 NET INCOME		-	-	2,764	2,764
BALANCE - January 31, 2014	1,000	$ 100	$ 145,625	$ (36,891)	$ 108,834

The Accompanying Notes are an Integral Part of these Financial Statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS

Exhibit D

		January 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,764
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Deferred Taxes		609
Decrease in Operating Assets:		
Other Receivables		588
Prepaid Expenses		71
Increase in Operating Liabilities:		
Accrued Expenses		2,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		6,032
INCREASE IN CASH AND CASH EQUIVALENTS		6,032
CASH AT BEGINNING OF YEAR		100,778
CASH AT END OF YEAR	$	106,810

The Accompanying Notes are an Integral Part of these Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company is a Georgia Corporation and wholly owned subsidiary of The Consortium Group, LLC, formed February 4, 2003. The Company is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method.

C. Commission revenue and expense are recorded when the related insurance premium is measurable this is generally when paid by the customer. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company maintains its cash in high credit quality financial institutions. Balances at times may excess federally insured limits.

E. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income Taxes - Deferred taxes at January 31, 2014 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal examinations for years before 2010.

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ended January 31, 2014 management believes there are no material amounts of uncertain tax positions.

G. Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through March 21, 2014, the date in which the financial statements were available to be issued.

2. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and for benefits of net operating loss carry forwards. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax expense are as follows:

	2013		
	Total	Deferred	Current
Federal	$ 423	$ 423	-
State	186	186	-
	$ 609	$ 609	-

Net Operating Loss Carry forwards:

The Company has loss carry forwards that total $13,831 at January 31, 2014 that may be offset against future taxable income. The loss carry-forwards will begin to expire if unused beginning in 2026

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At January 31, 2014, the Company had net capital of $104,810, which was $99,810 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.01908 to 1.0.

SCHEDULE 1

PREMIER SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
January 31, 2014

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	108,834
LESS NON-ALLOWABLE ASSETS		
Deferred Tax Asset		2,534
Prepaid Expenses		845
Other Current Assets		645
Subtotal Non Allowable Assets		4,024
NET CAPITAL	$	104,810

Reconciliation with Company's computation (included in part II of Form X-17A-5) as of January 31 2014

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$	104,533
Audit Adjustments:		
Interest Income		(3)
Income Tax Expense		(609)
Other Expense		(1,116)
Commission Income		2,005
Net Capital Per above	$	104,810

PREMIER SECURITIES OF AMERICA, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
January 31, 2014

AGGREGATE INDEBTEDNESS		
Accrued Liabilities	$	2,000
TOTAL AGGREGATE INDEBTEDNESS		2,000
RATIO – Aggregate Indebtedness to Net Capital		0.01908
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	104,810
Minimum Net Capital Requirement (See note A below) ($2,000 x 6 2/3% = $133)		5,000
EXCESS NET CAPITAL	$	99,810

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
January 31, 2014

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended January 31, 2014.

The Company had no liabilities subordinated to the claims of creditors during the year ended January 31, 2014.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

goldman & COMPANY, CPAS

To the Board of Directors
Premier Securities of America, Inc.
Suwanee, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Premier Securities of America, Inc., as of and for the year ended January 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
March 21, 2014